[Alliance Bankshares Corporation letterhead]
November 6, 2009
By EDGAR
Ms. Sharon Blume
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4720
Washington, D.C. 20549
Alliance Bankshares Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 000-49976
Dear Ms. Blume,
          On behalf of Alliance Bankshares Corporation (Bankshares), we are transmitting herewith for filing our responses to the comments raised by the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) in the comment letter dated September 25, 2009 (the Comment Letter), addressed to me, relating to Bankshares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008, initially filed on April 15, 2009 and subsequently amended on April 30, 2009 (2008 Form 10-K).
          For your convenience, each comment is reprinted in italics as issued in the Comment Letter, bears the same number as assigned in the Comment Letter and is followed by our corresponding response.
Form 10-K for the year ended December 31, 2008
Item 8. Financial Statements
Note 9. Intangible Assets and Goodwill, page 77
1.	Comment: Please revise future filings to disclose the following, if material:
•	Present separately your intangible assets balance from your goodwill balance on the face of your balance sheet for each period presented. Refer to paragraphs 42 and 43 of SFAS 142.

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

•	Present any goodwill impairment charge(s) taken as a separate line item on the face of your income statement for each period presented. Refer to paragraph 43 of SFAS 142.

•	Present the gross carrying amount and accumulated amortization, both in total and by major intangible asset class, for your intangible assets balance as of each period presented. Refer to paragraph 45.a of SFAS 142.

•	Present changes in the carrying amount of goodwill (e.g. a rollforward of the balance) for each period presented. Refer to paragraph 45.c of SFAS 142.

•	Disclose more information related to goodwill impairment charges taken, including a description of the facts and circumstances leading to the impairment and your method of determining the fair value of the associated reporting unit. Refer to paragraph 47 of SFAS 142.

Response:
          We acknowledge the Staff’s comment and, in future filings, will revise our disclosures to include the following, if material: a separate disclosure of the intangible assets and goodwill balances for each period presented on the face of the balance sheet. Also, if material, we will separately present any goodwill impairment charges on the face of the income statement for each period presented in future filings.
          In future filings, we will expand our footnote disclosures to include the following, if material: the gross carrying amount and accumulated amortization, both in total and by major intangible asset class for all intangible assets for each period presented and the changes in the carrying amount of goodwill in a rollforward format for each period presented.
          We will expand our narrative description related to goodwill impairment charges, including describing the facts and circumstances leading to any goodwill impairment charges and our method of determining the fair value of the associated reporting unit.
Note 13. Income Taxes, page 80
2.	Comment: We note that you recorded a net loss for the years ended December 31, 2008 and 2007 and the six-month period ended June 30, 2009, and that you are in a three-year cumulative net loss position at December 31, 2008. We also recognize that unsettled economic circumstances such as the continual deterioration in asset quality as reflected by the increase in nonperforming and foreclosed assets, as well as the corresponding increases in the amount of loan loss provisions could adversely affect future profit levels. Given your continued significant net losses into the second quarter of 2009, please tell us and further revise future filing disclosures to address the following:

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

a.	Comment: Tell us how you considered the guidance in paragraph 23 of SFAS 109 when concluding that a valuation allowance was not necessary at both December 31, 2008 and June 30, 2009.

Response:
          In preparing the financial statements for the 2008 Form 10-K, we reviewed and considered the guidance in paragraph 23 of SFAS 109, in addition to the factors discussed below, and determined a valuation allowance was not necessary at December 31, 2008.
          Our financial performance in 2007 and 2008 was significantly impacted by the economic recession, weakness and instability in the financial system and credit markets and dramatic declines in the residential and commercial real estate markets. During this period, declines in the real estate markets negatively impacted the credit performance of real estate related loans as well as our financial results. As a result, we recorded a net loss for fiscal years 2007 and 2008 and were in a two-year cumulative net loss position at December 31, 2008.
          Notwithstanding these specific negative factors, in preparing the financial statements for the 2008 Form 10-K, we also considered that the combination of our strong historical performance prior to 2007, developing stabilization of real estate markets and our strong business plan made a valuation allowance for deferred tax assets unnecessary.
          One factor that we considered in this analysis is that we have previously realized the full benefits of tax carryforwards. Our predecessor, Alliance Bank Corporation opened for business on November 16, 1998 and generated NOL carryforwards during the initial phase of operations through 1999. As a result of our subsequent positive financial performance, we partially utilized these NOL carryforwards when we filed our 2000 income tax return and fully utilized them when we filed our 2001 income tax return.
          In addition, together with its predecessor, Alliance Bank Corporation, which was formed in 1998, Bankshares has had a strong, profitable history. The table below reflects the historical earnings power of our established company. During 2008 and the previous five years we had cumulative pre-tax book income of $3.1 million and taxable income of $8.4 million.

	Pre-Tax Income (Loss)	Taxable Income (Loss)
Year	(Book Basis)	(Tax Basis)
2008	($13,875,000)	($11,669,000)
2007	($4,507,000)	($785,000) *
2006	$6,638,000	$7,536,000
2005	$5,752,000	$6,848,000
2004	$3,631,000	$2,738,000
2003	$5,486,000	$3,740,000

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

*	As reported on the base tax return for 2007. The taxable loss was carried back to 2005 via filing of an IRS Form 1139.
          Although we have incurred operating losses for financial and tax reporting purposes during 2008 and 2007, we generated substantial earnings from 2003 through 2006. If the IRS rules allowed for a NOL carryback beyond the standard 2 year period, the income of the previous periods could clearly cover our current NOL. The IRS rules allow for a NOL carryforward of 20 years and, based on our future projections discussed below, we believed that it was more likely than not that we would realize the benefits of the tax carryforwards in the future.
          Our future projections indicated positive earnings in the period beginning in 2009 and through 2011. During the fall of each year, as part of our strategic planning process, we engage our ALM consultant to prepare financial projection models that cover our business activities for a three-year period and incorporate our key business strategies. The models apply current and projected future interest rates, cash flow assumptions, maturity characteristics and expected growth levels to calculate a base balance sheet, expected interest income and expected interest expense for the three-year planning horizon. We generate the final models and financial projections by considering estimated non-interest income and non-interest expense items. Each fall, we review and appropriately revise the key modeling assumptions that were used in the prior year’s financial models to account for changes in trends, business strategies, competition and future expectations.
          In our board of directors’ final strategic planning session prior to filing our 2008 Form 10-K in April 2009, as part of the strategic planning process we reviewed the financial models prepared by our ALM consultant in the fall of 2008 that modeled our balance sheet and income statement for the three-year period of 2009, 2010 and 2011. After reviewing these models, we determined that our company is strong and our future is bright. Specifically, we determined that the financial modeling results indicated that we would have sufficient future taxable income to apply the entire NOL carryforward to our future taxable earnings. As a result of this determination and consideration of the factors discussed above, we determined that it was more likely than not that our deferred tax assets would be realizable, and therefore, that a valuation allowance was not necessary at December 31, 2008.
          In preparing the financial statements for our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (June Form 10-Q), we reviewed and considered the guidance in paragraph 23 of SFAS 109, in addition to the factors discussed above and below, and determined that it was more likely than not that our deferred tax assets would be realizable, and therefore, that a valuation allowance was not necessary at June 30, 2009.
          In making the determination that a valuation allowance was not necessary for the June Form 10-Q, we reviewed the evidence that we previously analyzed when evaluating whether or not a valuation allowance was necessary at December 31, 2008, including the financial models

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

prepared by our ALM consultant that modeled our balance sheet and income statement for the three-year period of 2009, 2010 and 2011. In addition, and as we disclosed in table format on page 32 of our June Form 10-Q, we considered how the impact of the economic recession and the decline in real estate markets on our financial performance has dramatically lessened from 2008 into 2009. The table on page 32 of our June Form 10-Q supports our belief that our poor financial performance from 2007 through the second quarter of 2009 was largely due to anomalous conditions in the residential and commercial real estate markets and not an indicator of performance to be expected in the future.
          In summary, because the main contributors to our poor financial performance had abated (and have been abating), because our ALM consultant had projected positive future earnings and because we believed (as we continue to believe) that we have a strong business model reflected by strong historical financial performance, we had (and continue to have) a high degree of confidence that we will be able to apply the entire NOL to our future taxable earnings.
b.	Comment: Tell us and provide additional detailed disclosure in future filings of both the specific positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraphs 23-24 of SFAS 109.

Response:
          We acknowledge the Staff’s comment and, in future filings, we will expand our disclosures to outline the positive and negative factors considered when determining the extent of any valuation allowance necessary.
          Please see our response to comment 2.a. above for a discussion of the specific positive and negative factors we considered in determining that a valuation allowance was not necessary at both December 31, 2008 and June 30, 2009.
c.	Comment: Considering that you are in a three-year cumulative loss position as of June 30, 2009, tell us how you considered paragraph 103 of SFAS 109.

Response:
          As noted by the Staff, as of June 30, 2009 we were in a three-year cumulative loss position. Although paragraph 103 of SFAS 109 states that “[a] cumulative loss in recent years is a significant piece of negative information that is difficult to overcome” when evaluating whether a valuation allowance is needed, paragraph 103 of SFAS 109 also provides that a company may conclude that a valuation allowance is not needed based on the weight of all available positive and negative evidence. We concluded that we had identified positive evidence of sufficient quality and quantity to decide that, based on the weight of all available evidence, a valuation allowance was not needed at June 30, 2009.

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

          We believe that our financial performance in 2007 and 2008 was significantly impacted by the economic recession, weakness and instability in the financial system and credit markets and dramatic declines in the residential and commercial real estate markets. In particular, declines in the real estate markets negatively impacted the credit performance of real estate related loans. We believe that these factors were primary causes of the decline of our financial performance.
          We also identified significant positive evidence that led us to conclude that a valuation allowance was not needed. In addition to the specific positive factors we discuss above in response to comment 2a., we considered the following specific positive evidence. Over the past several financial periods, our nonperforming assets have steadily declined from their peak level of $24.6 million at March 31, 2008, to $15.5 million at June 30, 2009. As the level of our nonperforming assets declines, we anticipate (and have experienced) declining other real estate owned (OREO) expenses, OREO valuation adjustments and provision for loan losses requirements.
          Fair value adjustments also contributed to our cumulative losses for 2007 and 2008. The fair value adjustments we recorded in the fourth quarter of 2007 and the first quarter of 2008 significantly impacted our core earnings. After the second quarter of 2008, the effects of fair value adjustments were consistent with our expectations and moderate compared to the fair value adjustments in prior periods. We have adopted and implemented a business strategy to reduce the size of our fair value asset portfolio and to reduce the earnings volatility that may arise from fair value adjustments to these assets. For example, we reduced our fair value trading asset portfolio by $46.1 million from December 31, 2008 to June 30, 2009, and we anticipate reduced losses associated with fair value adjustments to these assets.
d.	Comment: Where you have utilized forecasts and/or projections regarding future earnings, discuss the related assumptions (including horizon) and tell us how those assumptions changed during the reporting periods. Specifically, tell us whether the losses incurred in the quarters ended March 31 and June 30, 2009 were in line with the projections you made when determining the need for a valuation allowance as of December 31, 2008, March 31, 2009 and June 30, 2009.

Response:
          As noted in the response to comment 2a., we have used three-year (2009-2011) projections as the basis for our business activities as well as the review of the likelihood of realizing the deferred tax benefits in the future. We have concluded that is more likely than not that the deferred tax benefits will be realized in the future. The three-year projections forecasted a modest loss for the first and second quarters of 2009. Our actual results were reasonably in line with these three-year projections.

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

          As part of our strategic planning process, we engage our ALM consultant to prepare financial projection models during the fall of each year, including to review and appropriately revise key modeling assumptions that were used to generate the prior year’s financial projections.
e.	Comment: To the extent that you plan to rely upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact in future filings and provide a brief description of such strategies.

Response:
          We acknowledge the Staff’s comment and, at the present time, we are not employing any tax planning strategies to offset deferred tax assets or liabilities. If we employ any tax planning strategies in the future that will offset deferred tax assets or liabilities, we will clearly identify the strategy and provide a brief description of the tax planning strategies and expected benefits in future filings.
f.	Comment: To the extent you have recorded a partial valuation allowance, clearly disclose in future filings how you determined the amount of the partial allowance and your basis for the determination that a partial rather than a full allowance was appropriate. Specifically discuss how you determined which of your deferred tax assets were more likely than not realizable and which were not more likely than not realizable when you computed your valuation allowance.

Response:
          We acknowledge the Staff’s comment and, at the present time, we have not recorded a partial valuation allowance. In future filings, if we determine a partial valuation allowance is warranted we will disclose our basis for determining the partial allowance and how we determined the amount of the partial allowance. In addition, we will specifically discuss how we determined which deferred tax assets were more likely than not realizable and which deferred tax assets were not more likely than not realizable when we compute our valuation allowance.
g.	Comment: To the extent you continue to conclude that a valuation allowance is not necessary, please revise your disclosure in future filings to state specifically that you believe it is “more likely than not” that your deferred tax assets are realizable. Refer to paragraph 17(e) of SFAS 109.

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

Response:
          In future filings, if we determine that a valuation allowance is not necessary, we will provide specific language stating that “we believe that it is more likely than not that our deferred tax assets are realizable.”
h.	Comment: Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements in future filings, beginning with your next Form 10-Q, as applicable.

Response:
          In future filings, beginning with our Quarterly Report for the fiscal quarter ended September 30, 2009, we will provided a tabular rollfoward of any valuation allowance as part of the footnotes to the financial statements to the extent we have determined a valuation analysis is necessary.
Item 9A. Controls and Procedures, page 100
3.	Comment: We note your disclosure that your deferred tax calculation model required several adjustments during the audit to incorporate requirements of the Internal Revenue Code of 1986 and SFAS 109 and that you identified this deficiency as a material weakness. Please amend your Form 10-K filing to include an explanation of the actual control deficiency. For example, disclose whether the errors were the result of inadequate technical accounting resources or some other specific cause. In addition, tell us whether the errors impacted prior reporting periods and if so, explain how you determined the impact (quantitatively and qualitatively) on those periods was immaterial. Finally, address the impact of the errors on your monitoring controls.

Response:
          As discussed with a representative of the Staff by telephone on November 5, 2009, we intend to file an Amendment No. 2 to our 2008 Form 10-K to amend Item 9A to include the following explanation of the actual control deficiency (revised disclosure is indicated by the underlined text):
     Management identified a material weakness in Bankshares’ internal control over financial reporting as of December 31, 2008, relating to the calculation of deferred taxes presented in Note 13 of the Notes to Consolidated Financial Statements. Management’s initial version of the deferred tax calculation model did not fully incorporate several adjustments and requirements of the Internal Revenue Code of 1986, as amended, and SFAS No. 109. Specifically, the tax models did not properly account for income tax adjustments related to other real estate owned valuation allowances/expenses,

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

goodwill/intangibles amortization and deferred taxes related to the SFAS No. 157 fair value adjustments and the net operating loss carryforward. During the audit of Bankshares’ consolidated financial statements for the year ended December 31, 2008, it was determined that the deferred tax calculation model required adjustment to incorporate these requirements. The errors in the deferred income tax calculation were the result of deficient tax calculation methodologies. As a result, it was determined that Bankshares’ internal controls over financial reporting related to income taxes were not adequately designed and, therefore, were not effective as of December 31, 2008. The tax calculation model was properly revised for the deferred taxes presented in Note 13. Management believes that the revisions to Bankshares’ deferred tax calculation model have fully remediated this material weakness.
As additional information, as requested by the Staff, the actual control deficiency did not impact any of our prior reporting periods. As a result of the actual control deficiency, we have enhanced our monitoring controls to include a third party review of the annual deferred tax calculation during the fourth quarter prior to the accounting close of each fiscal year.
4.	Comment: Please tell us how you were able to conclude that your Disclosure Controls and Procedures were effective when your Internal Controls over Financial Reporting were ineffective.

Response:
          As defined in Rule 13a-15(e), “disclosure controls and procedures” are those “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the [Securities Exchange] Act [of 1934] is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Disclosure controls and procedures include, “without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Securities Exchange] Act [of 1934] is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” As noted in our response to comment 3 above, the material weakness in our internal control over financial reporting identified in the 2008 Form 10-K related to the calculation of deferred taxes. During the audit of our consolidated financial statements for the year ended December 31, 2008, it was determined that management’s initial version of the deferred tax calculation model required adjustment to incorporate several adjustments and requirements of the Internal Revenue Code of 1986, as amended, and SFAS No. 109. As a result of this determination during the annual audit process, the tax calculation model was properly revised for the deferred taxes presented in Note 13 to the Consolidated Financial Statements prior to the filing of the 2008 Form 10-K.

Ms. Sharon Blume
Securities and Exchange Commission
November 6, 2009

          In evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2008, our chief executive officer and chief financial officer considered the fact that this material weakness in our internal control over financial reporting had been identified. Given that the issue with respect to our deferred tax calculation model was identified and corrected prior to the filing of the 2008 Form 10-K, which was filed on time, our chief executive officer and chief financial officer concluded that the material weakness did not interfere with our ability to meet the objectives our disclosure controls of “ensur[ing] that information required to be disclosed by the issuer in the reports that it files or submits under the [Securities Exchange] Act [of 1934] is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” In fact, since the problem was identified “and communicated to [our] management, including [our] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure,” and we were able to take the action necessary to correct the weakness prior to disclosure of the deferred taxes in the 2008 Form 10-K, our chief executive officer and chief financial officer determined that our disclosure controls and procedures were effective notwithstanding the material weakness in our internal control over financial reporting.
* * * * *
          In connection with this response to the Comment Letter, Bankshares acknowledges the following:
•	Bankshares is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bankshares may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to contact me via email at pharbolick@alliancebankva.com or via telephone at 703-814-7207 with any questions or clarifications or to request additional information.

Very truly yours,
/s/ Paul M. Harbolick, Jr.
Paul M. Harbolick, Jr.
Executive Vice President & Chief Financial Officer